Exhibit. 99.2

American Rebel Launches Nationwide Ad Campaign on March 31 with 30 Second TV Spot, Complemented by Digital Media Across Leading Websites, to Increase Exposure of the Company and its Products to Millions of Viewers

Plans to Utilize Digital Ads and Traditional Television Spots

Nashville, TN, March 28, 2025 (GLOBE NEWSWIRE) — American Rebel Holdings, Inc. (NASDAQ: AREB) (“American Rebel” or the “Company”), creator of American Rebel Beer ( americanrebelbeer.com ) and a designer, manufacturer, and marketer of branded safes, personal security and self-defense products and apparel ( americanrebel.com ), has announced that it will launch an ad campaign to raise awareness and exposure for the Company. The Company anticipates running traditional television spots on CNBC and Fox Business as well as utilizing digital ads that will appear on many top-tier financial advice and investor education websites with combined monthly traffic of over 300 million followers.

“When I speak with individual investors and our customers, they often express amazement that American Rebel has accomplished what it has in such a short period of time,” said American Rebel CEO Andy Ross. “Part of our responsibility to our stockholders is to educate the broader investment community about the Company’s achievements. First of all, we’ve developed an incredible beer that is all natural with no corn syrup or rice extract. We’ve developed striking and unique packaging that is very identifiable. We’ve created strong awareness in the distributor community and reached significant distribution agreements in multiple states. We’re front and center in the entertainment district in Nashville where we’re told more beer is sold in this particular several square mile area than anywhere else in the world. This story needs to be shared far and wide.”

American Rebel has developed the TV and Digital Marketing Campaign in partnership with Martini & Partners Advertising, LLC and Martini & Partners will manage the ad placements. TV spots and digital ads are expected to begin on Monday, March 31. For more information on American Rebel, go to americanrebelbeer.com/investor-relations .

Company highlights include access to the largest co-packer in the country that has capacity to brew over 230,000,000 cases of beer annually for its customers, American Rebel Beer has an experienced team of alcohol industry professionals with over 100 years of industry experience, and American Rebel Beer benefits from support from its publicly-traded parent company, American Rebel Holdings, Inc. (NASDAQ: AREB).

American Rebel has contracted with many leading beer distributors in the country, including Clark Distributing Co and Stagnaro Distributing in Kentucky; Bonbright Distributors, Tramonte Distributing Co and Stagnaro Distributing in Ohio; Dichello Distributors in Connecticut; Gray Eagle Distributors in Missouri; Adams Beverages in North Carolina, Best Brands in Tennessee, Standard Beverage in Kansas, Mahaska Bottling Co in Iowa and Clark Beverage Group in Mississippi. These industry-leading distributors are part of the Miller/Coors Network, the Anheuser Busch Network or are a major independent distributor.

American Rebel Beer also utilizes the musical and media assets of its CEO, Andy Ross. Andy has performed for American Rebel Beer launch parties at Kid Rock’s in Nashville, The Toad in Connecticut and the MAPS Air Museum in North Canton, OH. An April launch party is scheduled for Bowling Green, KY to support American Rebel Beer’s launch in the state of Kentucky. The company also plans Rebel Light Nights throughout the country to support individual on-premise locations. One very important performance is scheduled at Fort Campbell, KY to celebrate the Army’s 250 th anniversary at the home of the 101 st Airborne – the Screaming Eagles.

CEO Andy Ross has appeared on Fox & Friends on Fox News, and segments on Newsmax and OAN (One America Network) to share the American Rebel story. He has also appeared on numerous local morning show network television broadcasts in San Diego, CA; Las Vegas, NV; Tampa, FL; Nashville, TN; and Kansas City, MO and multiple podcasts and radio interviews.

About American Rebel Light Beer

Produced in partnership with AlcSource, American Rebel Light Beer ( americanrebelbeer.com ) is a domestic premium light lager celebrated for its exceptional quality and patriotic values. It stands out as America’s Patriotic, God-Fearing, Constitution-Loving, National Anthem-Singing, Stand Your Ground Beer.

American Rebel Light is a Premium Domestic Light Lager Beer – All Natural, Crisp, Clean and Bold Taste with a Lighter Feel. With approximately 100 calories, 3.2 carbohydrates, and 4.3% alcoholic content per 12 oz serving, American Rebel Light Beer delivers a lighter option for those who love great beer but prefer a more balanced lifestyle. It’s all natural with no added supplements and importantly does not use corn, rice, or other sweeteners typically found in mass produced beers.

About American Rebel Holdings, Inc.

American Rebel Holdings, Inc. (NASDAQ: AREB) has operated primarily as a designer, manufacturer and marketer of branded safes and personal security and self-defense products and has recently transitioned into the beverage industry through the introduction of American Rebel Beer. The Company also designs and produces branded apparel and accessories. To learn more, visit americanrebelbeer.com or americanrebel.com . For investor information, visit americanrebel.com/investor-relations .

American Rebel Holdings, Inc.

info@americanrebel.com

American Rebel Beverages, LLC

Todd Porter, President

tporter@americanrebelbeer.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. American Rebel Holdings, Inc., (NASDAQ: AREB; AREBW) (the “Company,” “American Rebel,” “we,” “our” or “us”) desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “forecasts” “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “could,” “target,” “potential,” “is likely,” “expect” and similar expressions, as they relate to us, are intended to identify forward-looking statements. We have based these forward-looking statements primarily on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, and financial needs. Important factors that could cause actual results to differ from those in the forward-looking statements include benefits of Nationwide Ad Campaign, success and availability of the promotional activities and ad campaigns, our ability to effectively execute our business plan, and the Risk Factors contained within our filings with the SEC, including our Annual Report on Form 10-K for the year ended December 31, 2023 and Form 10-Q for the quarter ended September 30, 2024. Any forward-looking statement made by us herein speaks only as of the date on which it is made. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise, except as may be required by law.

Company Contact:

tporter@americanrebelbeer.com

info@americanrebel.com

For Media Inquiries Contact:

Matt@Precisionpr.co